Exhibit

Exhibit Description

99.1	Announcement on 2009/06/19: Stan Hung is elected as Chairman unanimously by the Board of Directors

99.2	Announcement on 2009/06/26: Represent subsidiary TLC Capital Co, Ltd. To announce related materials on investment of private placement

99.3	Announcement on 2009/07/07: UMC Denies DigiTimes July 6th Article and Reserves the Right to Take Legal Action

99.4	Announcement on 2009/07/09: Represent subsidiary UMC Japan to announce the impairment of assets by applying ROC SFAS No. 35

99.5	Announcement on 2009/07/09: Represent subsidiary UMC Japan to announce the impairment of assets (Revised)

99.6	Announcement on 2009/07/13: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2009/07/14: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2009/07/14: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2009/07/09: June Revenue

99.10	Announcement on 2009/07/09: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

Stan Hung is elected as Chairman unanimously by the Board of Directors

1.Date of the board of directors resolution or date of occurrence of the change:2009/06/19

2.Name and resume of the replaced chairman: Stan Hung Chairman, UMC

3.Name and resume of the new chairman: Stan Hung Chairman, UMC

4.Type of the change (please enter: “resignation”, “position adjustment”, “conge”, “tenure expired” or “new appointment”): tenure expired

5.Reason for the change: Re-election of the directors at 2009 AGM

6.Effective date of the new appointment: 2009/06/19

7.Any other matters that need to be specified: None

Exhibit 99.2

Represent subsidiary TLC Capital Co, Ltd. To announce related materials on investment of private placement

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): E-ONE MOLI ENERGY CORP. private equity

2.Date of occurrence of the event: 2009/06/26

3.Volume, unit price, and total monetary amount of the transaction: 4,000,000 shares; unit price: NTD25; amount: NTD100,000,000

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

E-ONE MOLI ENERGY CORP.; none

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the relate party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: NA

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): NA

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NA

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one time payment NTD100,000,000;None;None

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: private equity capital increase in cash, new shares issuance; base on the private equity capital increase price; Chairman office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 4,000,000 shares; NTD 100,000,000; 1.88% ; None

12.Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: Total asset: 12.29%; shareholder’s equity: 12.34%; operating capital: NTD 1,803,653,000

13.Concrete purpose or use of the acquisition or disposition: Long-term investment

14.The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: Yes

15.Net worth per share of company underlying securities acquired or disposed of: 15.57

16.Do the directors have any objection to the present transaction?: No

Exhibit 99.3

UMC Denies DigiTimes July 6th Article and Reserves the Right to Take Legal Action

1.Date of occurrence of the event: 2009/07/07

2.Company name: United Microdisplay Oprtonics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

United Microelectronics Corporation denies the false claims made by DigiTimes in its article appearing on July 6th titled “Xilinx Virtex-5 supply issue caused by 65nm yield problems at UMC, say sources”. Contrary to Digitimes suggestion, UMC’s yields for its 65nm process technology have been improving and are consistently steady. While there have been some recent isolated problems in meeting timely supply requirements for customers, this resulted from tight capacity in the near term due to the large recent influx of customer rush orders. UMC strongly condemns Digitimes for reporting falsehoods based on industry speculation rather than seeking substantiated evidence to report true facts. UMC has demanded correction from Digitimes and reserves all rights to pursue them in court.

6.Countermeasures: none

7.Any other matters that need to be specified: none

Exhibit 99.4

Represent subsidiary UMC Japan. to announce the impairment of assets by applying ROC SFAS No. 35

1.Date of occurrence of the event: 2009/07/09

2.Company name: UMC Japan

3.Relationship to the Company (please enter “head office” or “affiliate company”):affiliate company

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: none

6.Countermeasures: none

7.Any other matters that need to be specified:

(1) Following the impairment test pursuant to ROC SFAS No. 35, UMC Japan has decided to recognize an other-than-temporary impairment loss, totaling approximately NTD3.375billion.

(2) This is a non-cash impairment loss, and does not have any impact on the working-capital and cash flow of the company.

(3) All figures are audited.

Exhibit 99.5

Represent subsidiary UMC Japan to announce the impairment of assets (Revised)

1.Date of occurrence of the event: 2009/07/09

2.Company name: UMC Japan

3.Relationship to the Company (please enter “head office” or“affiliate company”): affiliate company

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: none

6.Countermeasures: none

7.Any other matters that need to be specified:

(1) Following the impairment test pursuant to regulation in Japan, UMC Japan has decided to recognize an other-than-temporary impairment loss, totaling approximately NTD3.375billion. The figure is audited by EY Japan.

(2) UMC hold UMC Japan 52.74% shares and has to recognize investment loss by following ROC SFAS No.5 of NTD1.78 billion.

(3) This is a non-cash impairment loss, and does not have any impact on the working-capital and cash flow of the company.

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City):

Machinery and equipment

2.Date of the occurrence of the event: 2009/07/03~2009/07/13

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch; average unit price: $669,402,950 NTD; total transaction price: $669,402,950 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

KLA-TENCOR CORPORATION.; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount):

1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price? : Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition:

To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

Machinery and equipment

2.Date of the occurrence of the event: 2009/06/26~2009/07/14

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch; average unit price:$528,718,500 NTD; total transaction price:$528,718,500 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

APPLIED MATERIALS ASIA PACIFIC; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount):

1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount,and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition:

To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

Machinery and equipment

2.Date of the occurrence of the event: 2009/06/15~2009/07/14

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch; average unit price:$524,950,893 NTD; total transaction price:$524,950,893 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

APPLIED MATERIALS ASIA PACIFIC.; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount):

1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition:

To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.9

United Microelectronics Corporation
July 28, 2009

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2009.

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
June	Invoice amount	6,299,894	6,494,493	-194,599	-3.00%
2009	Invoice amount	26,432,313	39,005,286	-12,572,973	-32.23%
June	Net sales	8,235,925	8,104,590	131,335	1.62%
2009	Net sales	33,465,873	49,235,386	-15,769,513	-32.03%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	25,975,543
UMC’s subsidiaries	0	0	107,998

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	51,951,085
UMC’s subsidiaries	0	0	3,750,774
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	10,578,250	7,500,000
Fair Value	30,568	88,082
Net Profit from Fair Value	(29,182)	7,721
Written-off Trading Contracts	18,784,002	7,500,000
Realized profit (loss)	(10,473)	(33,190)

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.10

United Microelectronics Corporation
For the month of June, 2009

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of June, 2009.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of	Number of shares
		shares held as of	held as of
Title	Name	May 31, 2009	June 31, 2009	Changes
Director	Henry Liu	8,272,923	7,952,923	(320,000)
Executive officers	Nick Nee	2,510,219	2,310,219	(200,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	May 31, 2009	June 31, 2009	Changes

3)	The acquisition assets (NT$ Thousand)

Description of assets	June	2009
Fixed assets	25,712	86,707
Semiconductor Manufacturing Equipment	574,121	3,085,733

4)	The disposition of assets (NT$ Thousand)

Description of assets	June	2009
Fixed assets	0	0
Semiconductor Manufacturing Equipment	351	2,949